*AB 3/24

[redacted]

14049528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCG Americas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City (City) | New Jersey (State) | 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Dunham | 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) | New York (City) | NY (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/26

Oath or Affirmation

State of New York
County of New York

We, the undersigned officers of KCG Americas LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to KCG Americas LLC for the year ended December 31, 2013 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nickolai Ogurtsov
President

Timothy P. Dunham
Managing Director
Chief Financial Officer

Notary Public

ENGELA BRONDUM
Notary Public - State of New York
NO. 01BR6235549
Qualified in Kings County
My Commission Expires 2/14/2015

pwc

KCG Americas LLC

(Formerly known as Knight Capital Americas LLC)

Statement of Financial Condition

December 31, 2013

KCG Americas LLC
(Formerly known as Knight Capital Americas LLC)
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of KCG Americas LLC:

We have audited the accompanying statement of financial condition of KCG Americas LLC as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KCG Americas LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

KCG Americas LLC
(Formerly known as Knight Capital Americas LLC)
Statement of Financial Condition
December 31, 2013

(in thousands)

Assets		
Cash and cash equivalents	$	164,895
Cash and cash equivalents segregated under federal and other regulations		183,082
Financial instruments owned, at fair value, including securities pledged to counterparties that had the right to deliver or repledge of $552,242		2,058,563
Collateralized agreements		
Securities borrowed		1,339,491
Receivable from brokers, dealers and clearing organizations		609,510
Deposits with exchange clearing organizations		336,064
Receivable from customers		30,544
Fixed assets and leasehold improvements less accumulated depreciation and amortization of $8,557		63,050
Goodwill and intangible assets, less accumulated amortization of $23,975		154,381
Deferred tax assets, net		8,816
Other assets		33,329
Total assets	$	4,981,725
Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	1,664,633
Collateralized financing agreements		
Securities loaned		739,023
Financial instruments sold under agreements to repurchase		635,000
Payable to customers and noncustomers		499,010
Payable to brokers, dealers and clearing organizations		239,366
Accrued compensation expense		83,599
Payable to affiliates		81,631
Accrued expenses and other liabilities		40,927
Total liabilities		3,983,189
Commitments and contingent liabilities (Note 17)		
Subordinated borrowings		250,000
Member's equity		748,536
Total liabilities and member's equity	$	4,981,725

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

KCG Americas LLC (the "Company"), formerly known as Knight Capital Americas LLC, is a single member limited liability Company organized in the state of Delaware. The Company's member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is KCG Holdings, Inc. ("KCG").

The Company is a broker-dealer and a futures commission merchant ("FCM") registered with the U.S. Securities Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a clearing member of principal stock exchanges and commodity exchanges in the United States, including the New York Stock Exchange ("NYSE") and the Chicago Mercantile Exchange ("CME") and is a member of Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), The Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation. The Company also is a member of the Municipal Securities Rulemaking Board. The Company's designated self-regulatory organizations are FINRA and the CME.

On December 19, 2012, the Company's former ultimate parent, Knight Capital Group, Inc. ("Knight"), entered into an agreement, as amended on April 15, 2013, and a plan of merger for a strategic business combination with GETCO Holding Company, LLC ("GETCO") and an affiliate of GETCO. As a result of this strategic business combination ("the Merger"), Knight and GETCO became wholly owned subsidiaries of KCG, a Delaware corporation. The Merger was approved by the respective shareholders and unitholders of both companies at special meetings held on June 25, 2013 and the Merger was completed on July 1, 2013.

The Merger was treated as a purchase of Knight by GETCO for accounting and financial reporting purposes. As a result, the total purchase price of the acquisition of $1.37 billion was allocated to the tangible and intangible assets acquired and liabilities assumed, including those of the Company, based on their fair values as of the acquisition date of July 1, 2013. See Footnote 2: *Merger of GETCO and Knight* for additional details.

As part of KCG's overall integration plan, certain businesses in which Knight and GETCO transacted were combined subsequent to the Merger. On July 1, 2013, the Designated Market Maker ("DMM") business of GETCO Securities, LLC ("GTS"), which operated on the NYSE and NYSE Amex Equities ("NYSE Amex") was combined with the Company's DMM operations. In December 2013 certain assets of OCTEG LLC ("OCTEG") were purchased by the Company and certain client accounts of GETCO Executions Services LLC ("GES"), were novated to the Company. Footnote 18: *Related Party Transactions,* more fully discusses these transactions.

The Company's operating activities consist of the following:

Market Making

Market Making principally consists of market making in equities and listed options. As a market maker, the Company commits capital on a principal basis to buy securities from or sell securities to broker dealers, banks and institutions. Principal trading in Market Making primarily consists of direct-to-client and nonclient exchange-based electronic market making including trade executions conducted as an equities DMM on the NYSE and NYSE Amex. The Company is an active participant on all major U.S. equity and futures exchanges and also trades on substantially all domestic electronic options exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board, marketplaces operated by the OTC Markets Group Inc.

Execution Services
Execution Services provides agency execution services and operates trading venues, offering trading in equities, options, fixed income and futures to institutions, banks and other broker dealers. Execution Services generally earns commissions as an agent between principals to transactions that are executed, however, the Company will commit capital on behalf of clients as needed. Agency-based execution only trading within Execution Services primarily consists of self-directed trading in equities through a suite of algorithms or via the Company's execution management system, institutional high touch sales traders executing program, block and riskless principal trades in equities and exchange traded funds ("ETFs"), a fixed income ECN that also offers trading applications, an alternative trading system ("ATS") for equities and futures execution and clearing through the Company's FCM.

Other Services
The Company also provides clearing services to its broker-dealer affiliates and clears the majority of its proprietary equity, ETF, equity option and futures businesses.

2. Merger of GETCO and Knight

As described in Footnote 1: *Organization and Description of the Business,* the Company's former ultimate parent, Knight, merged with GETCO on July 1, 2013.

Basis of Presentation
The Merger is accounted for using the acquisition method of accounting, which requires that the assets of Knight and the Company, including identifiable intangible assets, and liabilities be recorded at their fair values at the date of the Merger. The application of the acquisition method of accounting has been pushed down and reflected in the financial statements of the Company as a wholly-owned subsidiary of Knight. The application of pushdown accounting represents the termination of the prior reporting entity and the creation of a new reporting entity, which does not have the same bases of accounting. As a result, the financial condition of the Company at December 31, 2013, reflects the fair value adjustments made to the assets and liabilities of the Company at the date of the Merger

The Merger was accounted for by KCG under the acquisition method of accounting and through the application of pushdown accounting; $964.8 million of the total purchase price of $1.4 billion was allocated to the Company. The allocation of the consideration is based upon several factors including the valuation of tangible and intangible assets and liabilities. The fair value of identifiable assets of the Company at the date of the Merger was $4.6 billion including intangible assets of $111.6 million and the fair value of liabilities was $3.7 billion. Additionally, in connection with the application of pushdown accounting, a noncash distribution of $37.0 million was recorded by the Company.

The following table reflects the preliminary new basis for the Company's assets and liabilities at the date of acquisition, which have been reflected in the Statement of Financial Condition:

(in thousands)

Identifiable net assets	
Cash and cash equivalents	$ 49,993
Cash and cash equivalents segregated under federal and other regulations	203,045
Financial instruments owned	1,897,805
Collateralized agreements	
Securities borrowed	1,146,418
Receivable from brokers, dealers and clearing organizations	715,250
Deposits with exchange clearing organizations	308,215
Receivable from customers	72,352
Fixed assets and leasehold improvements	71,642
Intangible assets	111,558
Deferred tax assets, net	21,417
Other assets	47,797
Total assets	4,645,492
Liabilities	
Financial instruments sold, not yet purchased	1,488,187
Collateralized financing agreements	
Securities loaned	642,544
Financial instruments sold under agreements to repurchase	561,251
Payable to customers and noncustomers	527,918
Payable to brokers, dealers and clearing organizations	317,107
Accrued compensation expense	73,104
Payable to affiliates	22,686
Accrued expenses and other liabilities	59,543
Total liabilities	3,692,340
Total identifiable assets acquired, net of assumed liabilities	953,152
Goodwill	11,615
Total allocated purchase price	$ 964,767

Goodwill has been primarily assigned to the Market Making business. None of the goodwill is expected to be deductible for tax purposes.

Amounts preliminarily allocated to intangible assets of the Company, the amortization period and goodwill were as follows:

(dollars in thousands)	Amount	Amortization Years
Technology	$ 94,636	5 years
Customer and broker relationships	13,000	9–11 years
Trade names	1,000	10 years
Trading rights	2,922	N/A
Intangible assets	111,558	
Goodwill	11,615	
	$ 123,173	

3. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Assets Segregated or Held in Separate Accounts Under Federal or Other Regulations
The Company maintains custody of customer funds and, as a result, it is subject to various regulatory rules and regulations. As a result of these customer holdings, the Company is obligated by the SEC and the CFTC to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. The amounts recognized as Cash and securities segregated under federal and other regulations approximate fair value.

Market Making, Sales, Trading and Execution Activities
Financial instruments owned and Financial instruments sold, not yet purchased, which relate to market making and trading activities, include listed and other equity securities, listed equity options and fixed income securities which are recorded on a trade date basis and carried at fair value.

Fair Value of Financial Instruments
The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Footnote 5 *Fair Value of Financial Instruments* for a description of valuation methodologies applied to the classes of financial instruments at fair value.

Collateralized Agreements and Financing

Collateralized agreements consist of securities borrowed. Collateralized financings consist of securities loaned and financial instruments sold under agreements to repurchase.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the securities settlement process and require the Company to deposit cash or other collateral with the lender. Securities loaned transactions help finance the Company's securities inventory whereby the Company lends stock to counterparties in exchange for the receipt of cash or other collateral from the borrower. In these transactions, the Company receives or lends cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial instruments sold under agreements to repurchase are used to finance inventories of securities and other financial instruments and are recorded at their contractual amount. The Company has entered into bilateral and tri-party term and overnight repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

The Company's securities borrowed, securities loaned and financial instruments sold under agreements to repurchase are recorded at amounts that approximate fair value. These items are recorded based upon their contractual terms and are not materially sensitive to shifts in interest rates because they are short-term in nature and are fully collateralized. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

Goodwill and Intangible Assets

The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signifies the existence of an impairment. The Company amortizes other intangible assets on a straight line basis over their estimated useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Payable to Customers and Noncustomers

Payable to customers and noncustomers arise primarily from futures transactions and include amounts due on cash and margin transactions. Due to their short-term nature, such amounts approximate fair value.

Foreign Currencies

The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software, includes them within intangible assets and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service. The Company reviews fixed assets and leasehold improvements for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Income Taxes
Following the Merger, the Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. Prior to the Merger a similar tax sharing agreement was in place between the Company and Knight.

Stock-Based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Prior to the Merger, a similar stock plan existed under Knight. Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. The Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

4. Assets Segregated or Held in Separate Accounts Under Federal or Other Regulations

The Company holds assets that are segregated or held in separate accounts pursuant to the Commodity Exchange Act. Such assets are included on the Statement of Financial Condition and comprise the following at December 31, 2013:

(in thousands)

Cash and cash equivalents segregated under federal or other regulations	
Cash and cash equivalents	$ 144,490
Deposits with exchange clearing organizations	
Cash and cash equivalents	130,992
U.S. government obligations	169,934
Receivables from brokers, dealers and clearing organizations	
Cash and cash equivalents	3,368
	$ 448,784

Additionally, included in Cash and cash equivalents segregated under federal and other regulations was cash of $37.6 million which has been segregated in special reserve accounts for the exclusive benefit of customers and $1.0 million in a special reserve account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3.

5. Fair Value of Financial Instruments

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Footnote 3: *Significant Accounting Policies.* The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value at December 31, 2013:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value				
Equities [1]	$ 1,661,428	$ -	$ -	$ 1,661,428
U.S. government obligations	14,134	-	-	14,134
Corporate debt	43,203	-	-	43,203
Listed equity options	339,798	-	-	339,798
Total financial instruments owned, at fair value	2,058,563	-	-	2,058,563
Deposits with exchange clearing organizations [2]	170,235	-	-	170,235
Total assets held at fair value	$ 2,228,798	$ -	$ -	$ 2,228,798
Liabilities				
Financial instruments sold, not yet purchased, at fair value				
Equities [1]	$ 1,357,121	$ -	$ -	$ 1,357,121
Listed equity options	252,282	-	-	252,282
U.S. government obligations	13,108	-	-	13,108
Corporate debt	42,122	-	-	42,122
Total financial instruments sold, not yet purchased, at fair value	$ 1,664,633	$ -	$ -	$ 1,664,633

(1) Equities of $631.5 million have been netted by their respective long and short positions by CUSIP number.

(2) Deposits with exchange clearing organizations consist of U.S government obligations.

The Company's equities, listed equity options, U.S. government obligations and corporate debt are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2013, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

The Company's assets measured at fair value on a nonrecurring basis solely relates to goodwill and intangible assets arising from the Merger which would be classified as Level 3 within the fair value hierarchy. See Footnote 11: *Goodwill and Intangible Assets* for additional information.

Derivative Instruments

The Company enters into derivative transactions primarily with respect to making markets in listed domestic options.

During the normal course of business, the Company enters into futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments, may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts.

The following table summarizes the fair value of derivative instruments and futures contract trading activity in the Statement of Financial Condition:

(fair value in thousands)	Financial Statement Location	Assets Fair Value	Assets Contracts	Liabilities Fair Value	Liabilities Contracts
Foreign exchange					
Futures contracts	Receivable from/payable to brokers, dealers and clearing organizations	$ 22	195	$ 84	236
Equity					
Futures contracts	Receivable from/payable to brokers, dealers and clearing organizations	25	560	427	476
Listed options	Financial instruments owned/sold, not yet purchased, at fair value	339,798	730,020	252,282	755,947
Fixed income					
Futures contracts	Receivable from/payable to brokers, dealers and clearing organizations	42	50	17	69
Commodity					
Futures contracts	Receivable from/payable to brokers, dealers and clearing organizations	3,193	9,627	1,623	2,694
		$ 343,080	740,452	$ 254,433	759,422

Assets and Liabilities Subject to Netting

The gross amounts of assets and liabilities subject to netting and gross amounts offset in the Statement of Financial Condition were as follows:

(in thousands) Description	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
Assets						
Listed equity options	$ 339,798	$ -	$ 339,798	$ -	$ -	$ 339,798
Securities borrowed	1,339,491	-	1,339,491	1,308,327	-	31,164
Financial instruments purchased under agreements to resell (1)	3,442	-	3,442	3,325	-	117
Futures (1)	3,283	1,766	1,517	-	-	1,517
Total assets	$ 1,686,014	$ 1,766	$ 1,684,248	$ 1,311,652	$ -	$ 372,596
Liabilities						
Listed equity options	$ 252,282	$ -	$ 252,282	$ -	$ 10,924	$ 241,358
Securities loaned	739,023	-	739,023	732,741	-	6,282
Financial instruments sold under agreements to repurchase	635,000	-	635,000	635,000	-	-
Futures (1)	2,151	2,151	-	-	-	-
Total liabilities	$ 1,628,456	$ 2,151	$ 1,626,305	$ 1,367,741	$ 10,924	$ 247,640

(1) Futures and Financial instruments purchased under agreements to resell are included within Receivable from or Payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.

6. Deposits With Exchange Clearing Organizations

Deposits with exchange clearing organizations at December 31, 2013 consist of:

(in thousands)

Margins	
Cash and cash equivalents	$ 145,590
U.S. government obligations	170,235
Guarantee deposits	
Cash and cash equivalents	20,239
	$ 336,064

7. Collateralized Transactions

The Company receives financial instruments as collateral in connection with securities borrowed. Such financial instruments generally consist of equity and convertible securities but may include obligations of the U.S. government, federal agencies, foreign governments and corporations. In most cases, the Company is permitted to deliver or repledge these financial instruments in connection with securities lending and other secured financings and meeting settlement requirements.

As of December 31, 2013, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $1.30 billion, of which $1.23 billion had been delivered or repledged, and $142.9 million could be repledged by the receiving counterparty.

The Company also pledges assets owned in order to finance securities inventory positions to counterparties who, in turn, are permitted to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or re-pledge them were $552.2 million at December 31, 2013.

Additionally, the Company enters into collateralized transactions in order to finance securities inventory positions. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements. Financial instruments owned and pledged to counterparties that did not have the right to sell or repledge such financial instruments consisted of equity securities with a fair value of $677.0 million as of December 31, 2013. Repurchase agreements are short-term and mature within one year.

All collateral held or pledged would be included under Level 1 of the fair value hierarchy.

8. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2013 consist of the following:

(in thousands)	Receivable	Payable
Clearing organizations	$ 306,747	$ -
Clearing brokers	144,576	178,534
Securities failed to deliver/receive	141,927	12,427
Affiliated broker dealers	-	29,140
Fees, commissions and other	16,260	19,265
	$ 609,510	$ 239,366

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximate fair value since they are short term in nature.

9. Receivable From Customers and Payable to Customers and Noncustomers

Receivable from and payable to customers arise primarily from cash deposited for futures and options on futures transactions, amounts due to and from customers for receive or delivery versus payment transactions in securities and also include gains and losses on open futures trades.

Customer owned securities, consisting primarily of U.S. government securities, and cash commodities are held by the Company as collateral for receivables from customers and as margin deposits for trading. Customer owned securities held by the Company of $61.3 million, the net short value of customers' options on futures positions of $6.1 million, and cash commodities of $3.8 million are not reflected on the Statement of Financial Condition. At December 31, 2013, the fair value of customer securities held that the Company is permitted by contract or custom to sell or repledge was approximately $61.3 million, of which $61.1 million was deposited as margin with exchange clearing organizations.

Management believes that the carrying value of the amounts receivable from and payable to customers approximate fair value since they are short term in nature.

10. Fixed Assets and Leasehold Improvements

Fixed Assets and leasehold improvements comprise the following at December 31, 2013:

(in thousands)	**Depreciation Period**		
Computer hardware and software	3 years	$	24,115
Leasehold improvements	*		43,828
Furniture and fixtures	7 years		1,693
Telephone systems	5 years		1,926
Equipment	5 years		45
			71,607
Less: Accumulated depreciation and amortization			(8,557)
		$	63,050

* Shorter of life of lease or useful life of assets.

11. Goodwill and Intangible Assets

Goodwill is assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting units are the components of its business segments for which discrete financial information is available and is regularly reviewed by the Company's management. As part of the assessment for impairment, the Company considers the cash flows of the respective reporting unit and assesses the fair value of the respective reporting unit as well as the overall market value of the Company compared to its net book value. The assessment of fair value of the reporting units is principally performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital which the Company believes to be the most reliable indicator of the fair values of its respective reporting units.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group. Step 1 of the impairment assessment for intangibles is performed using undiscounted cash flow models, which indicates whether the future cash flows of the asset group are sufficient to recover the book value of such asset group. When an asset is not considered to be recoverable, step 2 of the impairment assessment is performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital to determine the fair value of the intangible asset group. In cases where amortizable intangible assets and goodwill are assessed for impairment at the same time, the amortizable intangibles are assessed for impairment prior to goodwill being assessed.

As discussed in Footnote 2: *Merger of GETCO and Knight* the assets and liabilities of the Company were recorded at fair value as of the date of the Merger. As a result of this pushdown acquisition, the Company recorded goodwill of $11.6 million and intangible assets of $111.6 million.

In December 2013, the Company assessed the impairment of goodwill and intangible assets as part of its annual assessment and concluded that there was no impairment. No other events occurred in 2013 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may be impaired.

Substantially all of the Company's intangible assets are deemed to have finite lives and are being amortized over their useful lives which were reestablished upon the Merger as a result of the pushdown accounting, and which have been determined to range from three to eleven years. The weighted average remaining life of the Company's intangible assets at December 31, 2013 is approximately six years.

The following table summarizes the Company's intangible assets, net of accumulated amortization by type as of December 31, 2013:

(in thousands)

Customer and broker relationships [1]	Gross carrying amount	$ 13,000
	Accumulated amortization	(722)
	Net carrying amount	12,278
Trading rights [2]	Gross carrying amount	54,731
	Accumulated amortization	(13,315)
	Net carrying amount	41,416
Trade names [3]	Gross carrying amount	1,000
	Accumulated amortization	(50)
	Net carrying amount	950
Technology [4]	Gross carrying amount	98,010
	Accumulated amortization	(9,888)
	Net carrying amount	88,122
	Gross carrying amount	166,741
	Accumulated amortization	(23,975)
	Net carrying amount	$ 142,766

(1) Customer and broker relationships relate to the KCG BondPoint business. The weighted average remaining life is approximately 9 years as of December 31, 2013. The life may be reduced depending upon actual retention rates.

(2) Trading rights provide the Company with the right to trade on certain exchanges. Trading rights valued at $2.9 million have been determined to have indefinite lives. The weighted average remaining life of all other Trading rights is approximately nine years as of December 31, 2013.

(3) Trade name relates to the KCG BondPoint business. The weighted average remaining life is approximately nine years as of December 31, 2013.

(4) The weighted average remaining life is approximately four years as of December 31, 2013.

12. Credit Facility

On July 1, 2013, the Company and OCTEG, each of which are wholly-owned broker-dealer subsidiaries of KCG effective July 1, 2013, as borrowers, and KCG, as guarantor, entered into a credit agreement (the "Facility Agreement") with a consortium of banks and financial institutions.

The Facility Agreement comprises two classes of revolving loans in a total committed amount of $450.0 million, together with a swingline facility with a $50.0 million sub-limit, subject to two borrowing bases (collectively, the "Revolving Facility"): Borrowing Base A and Borrowing Base B. The Revolving Facility also provides for a future increase of the revolving credit facility of up to $300.0 million to a total of $750.0 million on certain terms and conditions.

Borrowings under the Facility Agreement shall bear interest, at the applicable borrower's option, at a rate based on the federal funds rate ("Base Rate Loans") or based on LIBOR ("Eurodollar Loans"), in each case plus an applicable margin. For each Base Rate Loan, the interest rate per annum is equal to the greater of the federal funds rate or an adjusted one-month LIBOR rate plus (a) for each Borrowing Base A loan, a margin of 1.75% per annum and (b) for each Borrowing Base B loan, a margin of 2.25% per annum. For each Eurodollar Loan, the interest rate per annum is equal to an adjusted LIBOR rate corresponding to the interest period plus (a) for each Borrowing Base A loan, a margin of 1.75% per annum and (b) for each Borrowing Base B loan, a margin of 2.25% per annum. As of December 31, 2013, there were no outstanding borrowings under the Facility Agreement.

The borrowers are charged a commitment fee at a rate of 0.35% per annum on the average daily amount of the unused portion of the Facility Agreement.

The loans under the Facility Agreement will mature on June 6, 2015. The Revolving Facility is fully and unconditionally guaranteed on an unsecured basis by KCG. It is secured by first-priority pledges of and liens on certain eligible securities, subject to applicable concentration limits, in the case of Borrowing Base A loans, and by first-priority pledges of and liens on the right to the return of certain eligible NSCC margin deposits, in the case of Borrowing Base B loans.

The Revolving Facility includes customary affirmative and negative covenants, including limitations on indebtedness, liens, hedging agreements, investments, loans and advances, asset sales, mergers and acquisitions, dividends, transactions with affiliates, restrictions on subsidiaries, issuance of capital stock, negative pledges and business activities. It contains financial maintenance covenants establishing a minimum total regulatory capital for the Company, a maximum total asset to total regulatory capital ratio for the Company, a minimum excess net capital limit for the Company, a minimum liquidity ratio for the Company, and a minimum tangible net worth threshold for KCG. As of December 31, 2013, the Company was in compliance with the covenants.

In connection with the Revolving Facility, the Company incurred issuance costs of $202,000 which is recorded within Other assets on the Consolidated Statement of Financial Condition and is being amortized over the term of the Revolving Facility.

The Company is obligated only with respect to the principal and interest of its borrowings.

13. Subordinated Borrowings

Borrowings under subordination agreements at December 31, 2013 consist of a cash subordinated note with KCG in the amount of $250 million. The agreement was entered into on December 23, 2013, matures on December 31, 2015 and bears interest at the rate of 6.25% per annum. The agreement also contains an automatic renewal provision that extends the stated maturity for an additional year unless the Company or KCG elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

14. Employee Benefit Plans

KCG (and Knight, prior to the Merger) sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees of the Company are eligible to participate. Under the terms of the Plan, the Company is required to make annual contributions to the Plan equal to 100% of the contributions made by each Company participant, up to annual limits.

KCG (and Knight, prior to the Merger) provides medical coverage for substantially all employees under a self-insured program administered by a third party provider.

Certain employees of the Company participate in KCG's Stock Plans. The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Prior to the Merger, a similar plan existed under Knight, and the descriptions in the following paragraphs applied to such Knight plan for such period.

Restricted Shares and Restricted Stock Units
Eligible employees may receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. The majority of restricted awards generally vest ratably over three years and are subject to accelerated vesting, or continued vesting, under certain termination circumstances in accordance with the applicable award documents. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances.

Stock Options
The Company's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances.

15. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Prior to the Merger, the Company had a similar tax sharing agreement with Knight.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset at December 31, 2013 of $8.8 million is included in Deferred tax assets, net on the Statement of Financial Condition. The deferred tax asset is attributable to differences in the book and tax bases of the Company's goodwill and intangible assets, fixed assets and other assets, net operating losses, as well as deferred compensation.

The Company did not have any unrecognized tax benefits at December 31, 2013.

As of December 31, 2013, the Company is subject to U.S. Federal income tax examinations for the tax years 2010 through 2012. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2009 through 2012. The outcome of these examinations is not yet determinable. However, the Company anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the Statement of Financial Condition.

16. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total dollar value traded by the Company during the period. The total dollar value traded is defined as the total U.S. equity dollar value traded plus the U.S. fixed income notional value traded during the period. For the year ended December 31, 2013, no client accounted for 10% or more of the total dollar value traded.

17. Commitments and Contingent Liabilities

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of the litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

The Company experienced a technology issue at the open of trading at the NYSE on August 1, 2012. This issue was related to the installation of trading software and resulted in the Company sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. The Company has since been named in two putative class actions and one derivative lawsuit relating to the technology issue and has received several derivative demand letters and/or requests

for the inspection or production of certain books and records pursuant to Delaware law related to the technology issue. In addition, the Company was the subject of regulatory investigations.

Subsequent to the August 1 technology issue, the SEC and other regulators commenced on-site examinations of the Company's capital and liquidity condition. Those onsite examinations have concluded. Further, on or about August 9, 2012, the SEC began an examination, related to the August 1 technology issue, of the Company's compliance with SEC Rule 15c3-5 (the "Market Access Rule") and other rules and regulations. The SEC issued a formal order of investigation concerning the Company and Knight on August 29, 2012. On October 16, 2013, the Company reached a settlement with the SEC related to this issue.

The Company, without admitting or denying the findings, consented to the issuance of an administrative Order relating to controls and procedures required by section 15(c)(3) of the Securities Exchange Act of 1934 and the Market Access Rule, and Rules 200(g) and 203(b) of Regulation SHO (the "Short Sale Rules"). Under the terms of the settlement, the Company was censured, paid a civil penalty in the sum of $12.0 million and is required to cease and desist from committing future violations of the Market Access Rule and the Short Sale Rules. The Company must also retain an independent consultant to conduct a comprehensive review of the Company's compliance with the Market Access Rule. The settlement resolves the SEC's investigation relating to the August 1, 2012 technology issue. The full amount of this settlement had been accrued on the Company's July 1, 2013 balance sheet acquired by KCG.

The Company is subject to extensive oversight under federal and state as well as designated Self-Regulatory Organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators and SROs that arise from its business activities. The Company is currently the subject of various regulatory reviews and investigations. In some instances, these matters may rise to a disciplinary action and/or civil or administrative action.

While the Company is unable to predict the outcome of any possible litigation or investigation related to the technology issue, an unfavorable outcome in one or more of these matters could have a material adverse effect on the Company's financial condition or ongoing operations. In addition, the Company expects to incur additional expenses in defending against litigation and in connection with investigations.

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. As of December 31, 2013, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations") and Sublease Income were as follows:

(in thousands)	Gross Lease Obligations	Sublease Income	Net Lease Obligations
Year ending December 31,			
2014	$ 16,870	$ 3,206	$ 13,664
2015	16,037	3,902	12,135
2016	15,598	3,806	11,792
2017	15,656	3,945	11,711
2018	15,588	2,555	13,033
Thereafter through August 31, 2023	55,194	12,521	42,673
	$ 134,943	$ 29,935	$ 105,008

During the normal course of business, the Company may enter into futures contracts. Such derivative financial instruments involve varying degrees of off-balance sheet market risk, whereby changes in the level or volatility of interest rates, foreign exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements which may exceed the amounts recognized on the Statement of Financial Condition. The Company has procedures in place to mitigate market risk, although there can be no assurance that they will, in fact, succeed in doing so.

18. Related Party Transactions

The Company pays an affiliate a portion of revenue less related costs related to transactions introduced from European customers.

The Company receives management fees from affiliates which are based upon the affiliates' usage of certain shared services costs.

The Company receives clearing fees from affiliated brokers for clearing introduced transactions from customers or proprietary transactions of the affiliated brokers.

The Company reimburses an affiliate for costs related to the technology development and expansion of the Company's Market Making business.

The Company allocates out portions of its accounting, compliance and IT support costs to certain affiliates. Additionally, the Company receives direct allocations from KCG and other affiliates based on employees time spent on the Company's activities.

Related to the clearance of proprietary transactions introduced by affiliated brokers, the Company carries balances related to the proprietary accounts of the introducing brokers. Included in Payable to brokers, dealers and clearing organizations and Payable to customers and noncustomers are balances payable to these affiliates of $29.1 million and $18.9 million, respectively.

Certain exchange membership, owned by one of the affiliates is registered for and assigned to the Company in order to provide exchange membership privileges.

In the normal course of business, the Company may enter into short-term loans, payable on demand, from KCG and other affiliated companies for which the Company pays an amount approximating its borrowing rate. At December 31, 2013, the Company had a short term loan payable to an affiliate of $45 million. Additionally, the Company had $31.0 million in payables to KCG, primarily related to income tax expense and $5.6 million in payables to several other affiliates. All of the aforementioned balances are included in Payable to affiliates on the Statement of Financial Condition.

Following the Merger, the following transactions took place between the Company and other wholly owned KCG broker dealer subsidiaries that were under common control from July 1, 2013 forward:

Immediately following the Merger, the DMM business of GTS, which operated on the NYSE and NYSE Amex was combined with the Company's DMM operations. The transaction is considered to be a business combination for accounting purposes. This business combination is treated as if the net operating assets were transferred to the Company effective as of July 1, 2013, the date that the Company and GTS came under common control as a result of the Merger. The net assets acquired from GTS based on fair value as of July 1, 2013 is as follows:

(in thousands)

Financial instruments owned, at fair value	$	2,401
Intangible assets		40,315
Deferred tax assets		1,465
Total assets		44,181
Financial instruments sold, not yet purchased, at fair value		409
Total liabilities		409
Net assets acquired	$	43,772

On December 13, 2013, GES novated its client accounts to the Company. GES acted as an execution venue to broker-dealer subscribers where it executed riskless principal trades and provided routing and other services to its subscribers.

On December 16, 2013 the options market making operations of OCTEG, sold a portfolio of equities and listed equity options to the Company based on fair value as follows:

(in thousands)

Financial instruments owned, at fair value	$	473,662
Total assets	$	473,662
Financial instruments sold, not yet purchased, at fair value	$	170,203
Total liabilities	$	170,203

The transfers of the client accounts of GES to the Company and the purchase of the equity and listed equity option portfolio from OCTEG are treated as transfers of assets for accounting purposes, and as such these asset transfers were recorded by the Company as of their respective transfer dates of December 13, 2013 and December 17, 2013.

On January 1, 2014, OCTEG merged with and into the Company. See Note 21: *Subsequent Event* for a further description of this transaction.

The Company interacted with three nonaffiliated related parties as part of its normal day to day operations, including GETCO, prior to the Merger. Balances with these related parties or their affiliates as follows:

(in thousands)		**December 31, 2013**
Statement of financial condition		
Assets		
Securities borrowed	$	57,732
Receivable from brokers, dealers and clearing organizations		1,391
Other assets		42
Liabilities		
Securities loaned	$	116,062
Payable to brokers, dealer and clearing organizations		107
Accrued expenses and other liabilities		140

19. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

As a market maker of equities and options, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealers and institutional counterparties primarily located in the United States. The Company self-clears substantially all of its U.S. equity and option securities transactions. The Company clears a portion of its securities transactions through third party clearing brokers. Foreign transactions are settled pursuant to global custody and clearing agreements with major U.S. banks. Substantially all of the Company's credit exposures are concentrated with its clearing brokers, broker-dealer and institutional counterparties. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

The Company executes and clears commodity futures, cash commodities, and options transactions for the accounts of its customers and noncustomers. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers and noncustomers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also

establishes credit limits for customers and noncustomers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers and noncustomers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2013 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

Financial instruments sold, not yet purchased, at fair value represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company may also be exposed to foreign currency fluctuations resulting from customer and proprietary trading activities.

20. Guarantees

Guarantees are contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460, *Guarantees*, also includes contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

At December 31, 2013, the Company has guaranteed bank loans of approximately $1.4 million for certain customers who are members of commodity futures exchanges. These guarantees expire on various dates through December 8, 2014 and are secured by exchange memberships with an approximate fair value of $3.2 million at December 31, 2013. In the event these parties default on their loans and the value of the collateral is insufficient to pay the loans, the Company would be required to perform under these guarantees. Management believes that proceeds from liquidation of the collateral would cover the maximum potential amount of future payments under the guarantees.

21. Subsequent Event

On January 1, 2014, OCTEG was merged with and into the Company. As part of the transaction, KCH contributed approximately $32.7 million of net assets of OCTEG into the Company.

22. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital, as defined, equivalent to the greater of 8% of customer and noncustomer risk maintenance margin requirements on all positions as defined, or $20 million plus 5% of the amount of retail forex balances in excess of $10 million. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC, CFTC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and the CFTC have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2013, the Company had net capital of $396.6 million, which was $374.3 million in excess of its required net capital of $22.3 million.